PRESS RELEASE:

                                             Filer:  Thermo Electron Corporation
                                               Subject Company:  Thermedics Inc.
                                  Subject Company Exchange Act File No.:  1-9567
                                   Registration Statement No.:  333-____________


Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                 THERMO ELECTRON ANNOUNCES CONTINUED PROGRESS ON
                             COMPANY REORGANIZATION

WALTHAM, Mass., April 13, 2000 - Thermo Electron Corporation (NYSE-TMO) announced today that 10 weeks after unveiling its aggressive plan to simplify the company and focus solely on its core measurement and detection instruments business, the company has taken three companies private - with one additional cash tender offer deadline set for midnight tonight and another for April 27. The company also filed with the Securities and Exchange Commission (SEC) the required documents for two additional cash spin-ins, and submitted to the Internal Revenue Service (IRS) its ruling requests for the planned spinoffs of its Thermo Fibertek business and a new medical products company as dividends to Thermo Electron shareholders.

         "We are on track with our aggressive timetable to complete our reorganization plan," said Richard F. Syron, chairman, president, and chief executive officer of Thermo Electron. "With the tender offer for Thermo BioAnalysis set to expire tonight and Metrika Systems in two weeks, we expect to complete five of the measurement and detection instrument company spin-ins by early May. In addition, we are awaiting SEC clearance of our filings related to the Thermo Optek and ThermoQuest mergers, at which time we will set dates for the completion of these short-form mergers. We are confident these transactions can be accomplished before the end of May."

         Syron continued, "I'm also pleased to report progress on our planned divestitures of noncore businesses with aggregate revenues of $1.2 billion. Since June 1999, we have sold businesses with aggregate 1999 revenues of approximately $206 million, generating cash and noncash pretax proceeds of approximately that number, and we continue to have fruitful discussions with other potential buyers. We plan to reinvest the substantial proceeds we expect to generate from these sales to fund our ambitious growth plans for our core measurement and detection instruments business.

         "We invite the public to follow our reorganization progress by clicking on 'Reorganization Update' on the Thermo Electron home page, at www.thermo.com."

         A summary of other pending transactions follows:

         * By the end of April, the company expects to submit the necessary filings to the SEC for the Thermo Instrument and Thermedics exchange offers, at which time it will commence both exchange offers.

         * By early May, the company expects to submit necessary filings to the SEC on the Thermo Ecotek short-form merger and the ThermoLase and ThermoTrex long-form mergers. (Because Thermo Electron controls a majority of the shares on ThermoLase and ThermoTrex, shareholder approval is assured on these transactions.)

         * The company has already received SEC clearance of its proxy materials for the proposed long-form merger of The Randers Killam Group subsidiary, and has set May 15, 2000, as the date for shareholders to vote on the merger. (Because Thermo Electron and Thermo TerraTech together control approximately 96 percent of The Randers Killam Group, shareholder approval is assured.)

         * The company is awaiting SEC clearance of necessary filings on the ThermoRetec and Thermo TerraTech mergers, at which time it will set meeting dates for shareholder approval. (Thermo Electron also controls a majority interest in these companies, so shareholder approval is assured.)

         * Because IRS review of private letter ruling requests typically takes up to nine months, the company expects to complete the Thermo Fibertek and medical products company spinoffs to shareholders by late 2000, or early 2001.

         Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one company focused on its core measurement and detection instruments business. Its medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available on the Internet at http://www.thermo.com.

OTHER IMPORTANT INFORMATION:
SOME OF THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT HAVE NOT YET COMMENCED. AS SOON AS WE COMMENCE OUR EXCHANGE OFFERS FOR THERMO INSTRUMENT AND THERMEDICS, WE WILL FILE TENDER OFFER STATEMENTS AND REGISTRATION STATEMENTS ON FORM S-4 WITH THE SEC. IN ADDITION, WE HAVE NOT YET FILED REGISTRATION STATEMENTS ON FORM S-4 RELATING TO THE PROPOSED SHORT-FORM MERGER WITH THERMO ECOTEK AND THE LONG-FORM MERGERS WITH THERMOTREX AND THERMOLASE. YOU SHOULD READ EACH OF THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS, REGISTRATION STATEMENTS, AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE, AS APPLICABLE TO THE PARTICULAR TRANSACTION:

    *  TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
    *  REGISTRATION STATEMENTS ON FORM S-4
    *  OFFERS TO PURCHASE
    *  LETTERS OF TRANSMITTAL
    *  NOTICES OF GUARANTEED DELIVERY

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

     INVESTOR RELATIONS DEPARTMENT
     THERMO ELECTRON CORPORATION
     81 WYMAN STREET, P.O. BOX 9046
     WALTHAM, MA 02454-9046